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                          March 26, 2021

       Michael Bristow
       President and Chief Executive Officer
       ARCA biopharma, Inc.
       10170 Church Ranch Way, Suite 100
       Westminster, CO 80021

                                                        Re: ARCA biopharma,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 22,
2021
                                                            File No. 333-254585

       Dear Dr. Bristow:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brent D. Fassett, Esq.